UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

29788T 103

 (CUSIP Number)

Chinh E. Chu
200 Park Avenue, 58th Floor

New York, NY 10166
(212) 355-5515

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2021

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T 103	Page 2 of 6

SCHEDULE 13D

1.	Names of Reporting Persons.
Chinh E. Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,473,143 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,473,143 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,473,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
6.5% (2)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Includes (i) 6,383,143 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), and 5,140,000 warrants to purchase Common Stock (the “Warrants”) owned of record by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and (ii) 950,000 shares of Common Stock owned of record by CC NB Sponsor 1 Holdings LLC (“CC”), for which Mr. Chu is deemed to have beneficial ownership.

(2)	Percentage is calculated based on 187,051,142 shares of Common Stock issued and outstanding as of May 14, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 1, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 3 of 6

1.	Names of Reporting Persons.
CC NB Sponsor 1 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,473,143 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,473,143 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,473,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
6.5% (2)
14.	Type of Reporting Person (See Instructions)
OO

(1)	Includes (i) 6,383,143 shares of Common Stock and 5,140,000 Warrants owned of record by the Sponsor, for which CC is deemed to have beneficial ownership and (ii) 950,000 shares of Common Stock owned of record by CC.

(2)	Percentage is calculated based on 187,051,142 shares of Common Stock issued and outstanding as of May 14, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 1, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 4 of 6

SCHEDULE 13D/A

Chinh E. Chu and CC NB Sponsor 1 Holdings LLC (each a “Reporting Person” and together the “Reporting Persons”) are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Statement on Schedule 13D relating to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (“E2open” or the “Issuer”), filed by the Reporting Persons with the SEC on February 22, 2021 (the “CC Schedule 13D”). Capitalized terms not defined herein have the meanings given to such terms in the CC Schedule 13D. Except as set forth herein, the CC Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the CC Schedule 13D is hereby amended and supplemented by adding the following in front of the final two paragraphs thereof:

Purchase Agreement

On May 27, 2021, E2open entered into (a) a Share Purchase Deed (the “Purchase Agreement”) by and among E2open, BluJay TopCo Limited, a private limited liability company registered in England and Wales (“BluJay”), and the sellers party thereto (collectively, the “Sellers”) and (b) a Management Warranty Deed (the “Management Warranty Deed”) by and among E2open and the warrantors party thereto. The Purchase Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of BluJay and by the board of directors of E2open.

The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, E2open will directly or indirectly acquire all of the outstanding equity interests of BluJay, and BluJay will become a direct or indirect wholly owned subsidiary of E2open (the “Transaction”).  Upon consummation of the Transaction (“Completion”), the Sellers shall collectively receive (i) 72,383,299 shares of Common Stock and (ii) cash consideration in the amount of $456,767,623, subject to adjustment as provided in the Purchase Agreement.

Support Agreement

In connection with the entry into the Purchase Agreement, E2open and BluJay entered into four Support Agreements, each dated May 27, 2021 (each, a “Support Agreement”), with the following stockholders of E2open (collectively, the “Supporting Stockholders”): (a) Neuberger Berman Opportunistic Capital Solutions Master Fund LP and NBOKS Co-Investment Fund I LP; (b) CC NB Sponsor 1 Holdings LLC; (c) CC Neuberger Principal Holdings I Sponsor LLC; and (d) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight E2open Aggregator, LLC.

Subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed, among other things and subject to the respective terms thereof, to vote its shares of Common Stock (a) in favor of the transactions contemplated by the Purchase Agreement, including the issuance of the Common Stock to the Sellers and in the PIPE Financing (as defined below) and amending the Certificate of Incorporation of E2open to increase the authorized number of shares of Common Stock (in order to facilitate the issuance of the such Common Stock), (b) in favor of any proposal to adjourn or postpone to a later date any meeting of the stockholders of E2open at which any of the foregoing matters are submitted for consideration and vote of the stockholders of E2open if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (c) against approval of (i) any proposal made in opposition to the Purchase Agreement or the consummation of the Transaction, (ii) any action or agreement that would to the knowledge of such Supporting Stockholder result in a breach of any covenant, representation or warranty or any other obligation or agreement of E2open contained in the Purchase Agreement, or of such Supporting Stockholder contained in its Support Agreement, and (iii) any other action that would reasonably be expected to materially impede, materially interfere with, materially delay, materially postpone or materially and adversely affect or prevent the transactions contemplated by the Purchase Agreement or its Support Agreement.

CUSIP NO. 29788T 103	Page 5 of 6

The Support Agreements will terminate upon the earliest to occur of the termination of the Purchase Agreement and Completion subject to the right of the Supporting Stockholders to terminate earlier in certain limited circumstances. The Support Agreements limit the ability of the Supporting Stockholder to transfer their shares of Common Stock in a manner which results in the Supporting Stockholder ceasing to have the right to vote or direct the vote of such Common Stock, subject to certain exceptions, including that a Supporting Stockholder may transfer such Supporting Stockholder’s shares of Common Stock to certain permitted transferees.

Subscription Agreement

In connection with the signing of the Purchase Agreement, on May 27, 2021, E2open entered into subscription agreements (the “Subscription Agreements”) with certain investors, including certain current equityholders of E2open (including the Reporting Persons) (collectively, the “PIPE Investors”).

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and E2open agreed to issue and sell to such investors, on the closing date, an aggregate of 28,909,022 shares of Common Stock for a purchase price of $10.60 per share (the “PIPE Financing”), of which the Reporting Persons agreed to subscribe for and purchase 235,849 shares of Common Stock for an aggregate subscription amount of $2,499,999 (the “PIPE Shares”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Transaction. Accordingly, the Reporting Persons are not deemed to have the right to acquire the PIPE Shares at this time and are not “beneficial owners” as such term is defined in Rule 13d-3 under the Act, of the PIPE Shares until the material conditions to the Subscription Agreements are met. The Subscription Agreements provide that E2open will grant the PIPE Investors in the PIPE Financing certain customary registration rights.

Amended and Restated Investor Rights Agreement

In connection with the Consummation, E2open will amend its existing Investor Rights Agreement, dated as of February 4, 2021, to add certain of BluJay’s existing stockholders as parties thereto, including certain affiliates of each of Francisco Partners and Temasek Holdings (“Temasek”) and make other changes related to this transaction in the form of an Amended and Restated Investor Rights Agreement, (the “A&R Investor Rights Agreement”). The A&R Investor Rights Agreement will provide each of Francisco Partners and Temasek with the right to nominate one director to E2open’s board of directors (subject to certain conditions). The A&R Investor Rights Agreement will also include registration rights in respect of the shares of Common Stock held by the equityholders party thereto. In addition, Francisco Partners, Temasek, and certain of the existing equityholders of the Company, including the Reporting Person, will agree to a six month “lock-up” restriction with respect to their shares of Common Stock.

The foregoing descriptions of the Support Agreements, the Subscription Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Support Agreements, each of which is filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Form 8-K filed by the Issuer on June 1, 2021 (the “Form 8-K”) and the Subscription Agreements, a form of which is filed as Exhibit 10.5 to Form 8-K and each of the foregoing is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the CC Schedule 13D is hereby amended and supplemented by adding the following thereto.

The additional information furnished in Item 4 of this Amendment is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

A.	Support Agreement, dated May 27, 2021, by and among Chinh E. Chu, CC NB Sponsor 1 Holdings LLC, E2open Parent Holdings, Inc. and BluJay TopCo Limited (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on June 1, 2021).

B.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s current report on Form 8-K, filed with the SEC on June 1, 2021).

CUSIP NO. 29788T 103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2021

Chinh E. Chu

By:	/s/ Chinh E. Chu
Chinh E. Chu

CC NB SPONSOR 1 HOLDINGS LLC

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	President & Senior Managing Director